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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                      ------------------------------------


                                SCHEDULE 14D-1/A
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)

                                      AND

                                 SCHEDULE 13D/A
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 10)

                      ------------------------------------


                CONSOLIDATED CAPITAL INSTITUTIONAL PROPERTIES/3
                           (Name of Subject Company)

                        COOPER RIVER PROPERTIES, L.L.C.
                           INSIGNIA PROPERTIES, L.P.
                           INSIGNIA PROPERTIES TRUST
                         INSIGNIA FINANCIAL GROUP, INC.
                                   (Bidders)

                     UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                     (Cusip Number of Class of Securities)


                      ------------------------------------



                                JEFFREY P. COHEN
                             SENIOR VICE PRESIDENT
                         INSIGNIA FINANCIAL GROUP, INC.
                          375 PARK AVENUE, SUITE 3401
                            NEW YORK, NEW YORK 10152
                                 (212) 750-6070


            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidders)

                                    COPY TO:
                              JOHN A. HEALY, ESQ.
                               ROGERS & WELLS LLP
                                200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 878-8000

                      ------------------------------------







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       AMENDMENT NO. 1 TO SCHEDULE 14D-1/AMENDMENT NO. 10 TO SCHEDULE 13D

       This Amendment No. 1, which amends and supplements the Tender Offer Statement on Schedule 14D-1 originally filed with the Commission on July 30, 1998, (the "Schedule 14D-1") by Cooper River Properties, L.L.C. (the "Purchaser"), Insignia Properties, L.P. ("IPLP"), Insignia Properties Trust ("IPT") and Insignia Financial Group, Inc. ("Insignia"), also constitutes Amendment No. 10 to the Statement on Schedule 13D of the Purchaser, IPLP, IPT, Insignia and Andrew L. Farkas, originally filed with the Commission on December 19, 1994, as amended by Amendment No. 1 filed with the Commission on October 4, 1996, Amendment No. 2 filed with the Commission on April 28, 1997, Amendment No. 3 filed with the Commission on December 31, 1997, Amendment No. 4 filed with the Commission on January 30, 1998, Amendment No. 5 filed with the Commission on February 9, 1998, Amendment No. 6 filed with the Commission on February 13, 1998, Amendment No. 7 filed with the Commission on March 2, 1998, Amendment No. 8 filed with the Commission on March 24, 1998 and Amendment No. 9 filed with the Commission on July 30, 1998 (and together with the Schedule 14D-1, the "Schedules"). The Schedules relate to the tender offer of the Purchaser to purchase up to 125,000 of the outstanding units of limited partnership interest ("Units") of Consolidated Capital Institutional Properties/3, at a purchase price of $100 per Unit, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 30, 1998 (the "Offer to Purchase") and the related Assignment of Partnership Interest (which, together with any supplements or amendments, collectively constitute the "Offer"). Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-1 and the Offer to Purchase.

       This amendment hereby supplements the Schedule 14D-1 to include as Exhibit (b)(1) the credit agreement referred to in Section 12 of the Offer to Purchase.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

       (b)(1) Credit Agreement, dated December 30, 1977.



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                                   SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 18, 1998


                                   COOPER RIVER PROPERTIES, L.L.C.


                                   By:    /s/ JEFFREY P. COHEN
                                  ----------------------------------------
                                         Jeffrey P. Cohen
                                         Manager



                                   INSIGNIA PROPERTIES, L.P.

                                   By:   Insignia Properties Trust,
                                         its General Partner


                                   By:    /s/ JEFFREY P. COHEN
                                  ----------------------------------------
                                         Jeffrey P. Cohen
                                         Senior Vice President



                                   INSIGNIA PROPERTIES TRUST


                                   By:    /s/ JEFFREY P. COHEN
                                  ----------------------------------------
                                         Jeffrey P. Cohen
                                         Senior Vice President



                                   INSIGNIA FINANCIAL GROUP, INC.


                                   By:    /s/ FRANK M. GARRISON
                                  ----------------------------------------
                                         Frank M. Garrison
                                         Executive Managing Director



                                   SOLELY FOR PURPOSES OF, AND INSOFAR AS THIS
                                   FILING CONSTITUTES, AMENDMENT NO. 10 TO THE
                                   STATEMENT ON SCHEDULE 13D


                                  /s/ ANDREW L. FARKAS
                                  ----------------------------------------
                                  By:   Jeffrey P. Cohen, Attorney-in-Fact

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                                 EXHIBIT INDEX



   EXHIBIT NO.                    DESCRIPTION
   -----------                    ------------
    (b)(1)        Credit Agreement, dated December 30, 1997.



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